SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lapolla Industries, Inc.

(Name of Issuer)
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
516648 10 2

(CUSIP Number)
Spencer C. Fleischer
Friedman Fleischer & Lowe GP III, LLC
One Maritime Plaza, Suite 2200 San Francisco, CA 94111
Telephone: (415) 402-2100

With a copy to:

Neil W. Townsend, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 4, 2017

(Date of Event Which Requires
Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS FFL Individual Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS FFL Executive Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Icynene U.S. Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Blaze Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,682,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,682,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,682,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.99%
14	TYPE OF REPORTING PERSON CO

Item 1.          Security and Issuer.

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Lapolla Industries, Inc., a Delaware corporation (“Lapolla”), whose principal executive offices are located at 15402 Vantage Parkway East, Suite 322, Houston, Texas 77032.

Item 2.          Identity and Background.

(a)-(c) Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P., FFL Executive Partners III, L.P., Friedman Fleischer & Lowe GP III, L.P., Friedman Fleischer & Lowe GP III, LLC, Icynene U.S. Holding Corp (“Parent”) and Blaze Merger Sub Inc. (“Merger Sub”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 16, 2017, a copy of which is attached as Exhibit 99.1 to this statement on Schedule 13D, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The principal business of Friedman Fleischer & Lowe GP III, L.P. is serving as the general partner of private equity funds, including Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P. and FFL Executive Partners III, L.P. (collectively, the “FFL Funds”) The principal business of Friedman Fleischer & Lowe GP III, LLC is serving as the general partner of Friedman Fleischer & Lowe GP III, L.P (collectively with Friedman Fleisher & Lowe GP III, L.P., the “FFL GPs”).  The principal business of Parent is to manufacture and distribute spray polyurethane foam insulation products.  Parent is owned by: (i) Friedman Fleisher & Lowe Capital Partners III, L.P., holding 58.70725% of Parent’s equity interests; (ii) Friedman Fleischer & Lowe Parallel Fund III, L.P., holding 38.90434% of Parent’s equity interests; (iii) FFL Individual Partners III, L.P., holding 1.24362% of Parent’s equity interests; and (iv) FFL Executive Partners III, L.P., holding 1.14479% of Parent’s equity interests.  The general partner of each of the FFL Funds is Friedman Fleischer & Lowe GP III, L.P. The general partner of Friedman Fleischer & Lowe GP III, L.P. is Friedman Fleischer & Lowe GP III, LLC.  Merger Sub is a newly formed entity organized and wholly-owned by Parent for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined below in Item 4).

The address of the principal business office of each of the FFL Funds and the FFL GPs is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, CA 94111.  The address of the principal business office of each of Parent and Merger Sub is c/o Icynene Corp., 6747 Campobello Road, Mississauga, Ontario, L5N 2L7, Canada.

(d)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)          During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P., FFL Executive Partners III, L.P. and Friedman Fleischer & Lowe GP III, L.P. are each limited partnerships organized under the laws of the State of Delaware. Friedman Fleischer & Lowe GP III, LLC is a limited liability company organized under the laws of the State of Delaware.  Parent is a corporation organized under the laws of the State of Delaware.  Merger Sub is a corporation organized under the laws of the State of Delaware.

Item 3.          Sources and Amount of Funds or Other Consideration.

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (the “Transactions”) will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the FFL Funds as described in Item 4 below and (ii) debt financing.

As a condition to Parent’s and Merger Subs’ willingness to enter into the Merger Agreement, Parent entered into a Voting Agreement (as defined below) with each of (i) Richard Kurtz, (ii) Jay C. Nadel and (iii) JARE Investment LLC (the entities identified in clauses (i) through (iii), collectively, the “Supporting Stockholders”).  Pursuant to the Voting Agreements, each Supporting Stockholder has agreed, among other things, to vote, and to deliver an irrevocable proxy to Parent to vote, the Subject Shares (as defined below) in favor of, among other things, any proposal to adopt and approve or reapprove the Merger Agreement (as defined below) or the Merger (as defined below) and any of the transactions contemplated by the Merger Agreement.  None of the Reporting Persons or Lapolla paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4.          Purpose of Transaction.

Merger Agreement

On October 4, 2017, Parent and Merger Sub entered into an Agreement and Plan of Merger with Lapolla, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 5, 2017, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Merger Agreement”).  The Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into Lapolla (the “Merger”), with Lapolla surviving the Merger as a direct wholly-owned subsidiary of Parent.  Under Lapolla’s certificate of incorporation, a stockholder vote is required to consummate the Merger.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, Parent entered into Voting Agreements, dated as of October 4, 2017 (the “Voting Agreements”), with the Supporting Stockholders.  Pursuant to the Voting Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to vote, and to deliver an irrevocable proxy to Parent to vote, all shares of stock of Lapolla currently held or the voting power of which is hereafter acquired by the Supporting Stockholders (collectively, the “Subject Shares”) in favor of, among other things, any proposal to adopt and approve or reapprove the Merger Agreement or the Merger and any of the transactions contemplated by the Merger Agreement.  In addition, subject to certain limited specified exceptions, the Supporting Stockholders have agreed to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger.  The Voting Agreements will automatically terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based upon information provided by the Supporting Stockholders, as of October 4, 2017, the Subject Shares included: (i) 70,974,360 shares of Common Stock beneficially owned by Richard Kurtz (ii) 12,234,135 shares of Common Stock beneficially owned by Jay Nadel and (iii) 16,473,960 shares of Common Stock beneficially owned by JARE Investment LLC.

The Reporting Persons may be deemed to have acquired shared voting power with respect to the Subject Shares by reason of the execution and delivery of the Voting Agreements by Parent.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the Voting

Agreements, are each attached hereto as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for Parent, through Merger Sub, to acquire all of the outstanding shares of Lapolla. Parent required that the Supporting Stockholders agree to enter into the Voting Agreements to induce Parent and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger. Upon consummation of the Merger, Merger Sub will be merged with and into Lapolla, and Lapolla will become a wholly-owned subsidiary of Parent, the Common Stock will cease to be freely traded, the Common Stock will be de−registered under the Securities Exchange Act of 1934, as amended, and Parent will control the board of directors of Lapolla and will make such other changes in the charter, bylaws, capitalization, management and business of Lapolla as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth in this Statement or as contemplated by the Merger Agreement or the Voting Agreements, none of the Reporting Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of  Item 4 of this Statement.

Item 5.          Interest in Securities of the Issuer.

(a)
The percentages used herein are calculated based upon the 127,816,247 shares of Common Stock outstanding as of October 4, 2017, as set forth in the Merger Agreement  The Supporting Stockholders collectively own 99,682,455 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Voting Agreements, be deemed to share beneficial ownership over 99,682,455 shares of Common Stock, which would represent 77.99% of the Common Stock of Lapolla, issued and outstanding as of October 4, 2017, as disclosed in the Merger Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

(b)
The Reporting Persons, by reason of the execution and delivery of the Voting Agreements, may be deemed to have shared dispositive and voting power with the Supporting Stockholders with respect to 99,682,455 shares of Common Stock, representing approximately 77.99% of the Common Stock of Lapolla, issued and outstanding as of October 4, 2017, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of Lapolla as to the Subject Shares, except as otherwise expressly provided in the Voting Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Voting Agreements.

(c)	Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)
Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.          Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 16, 2017, by and among the Reporting Persons.
Exhibit 99.2
Agreement and Plan of Merger, dated October 4, 2017, by and among Lapolla Industries, Inc., Icynene U.S. Holding Corp. and Blaze Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 5, 2017).

Exhibit 99.3
Voting Agreement, dated October 4, 2017, by and between Icynene U.S. Holding Corp. and Richard Kurtz (incorporated by reference to Exhibit 10.19 to Richard Kurtz’s Schedule 13D/A filed on October 10, 2017).

Exhibit 99.4	Voting Agreement, dated October 4, 2017, by and between Icynene U.S. Holding Corp. and Jay Nadel (incorporated by reference to Exhibit 10.17 to Jay Nadel’s Schedule 13D/A filed on October 11, 2017).
Exhibit 99.5	Voting Agreement, dated October 4, 2017, by and between Icynene U.S. Holding Corp. and JARE Investment LLC.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017
FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Member

Dated: October 16, 2017
FRIEDMAN FLEISCHER & LOWE PARALLEL FUND III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Member

Dated: October 16, 2017
FFL INDIVIDUAL PARTNERS III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Member

Dated: October 16, 2017
FFL EXECUTIVE PARTNERS III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Member

Dated: October 16, 2017	FRIEDMAN FLEISCHER & LOWE GP III, L.P. By: Friedman Fleischer & Lowe GP III, LLC Its: General Partner By: /s/ Rajat Duggal Name: Rajat Duggal Title: Managing Member
Dated: October 16, 2017	FRIEDMAN FLEISCHER & LOWE GP III, LLC By: /s/ Rajat Duggal Name: Rajat Duggal Title: Managing Member
Dated: October 16, 2017	ICYNENE U.S. HOLDING CORP. By: /s/ Greg Long Name: Greg Long Title: Vice President and Secretary
Dated: October 16, 2017	BLAZE MERGER SUB INC. By: /s/ Greg Long Name: Greg Long Title: President